UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment #1)

Nordic American Offshore LTD.

(Name of Issuer)

Common Shares, $0.01 par value per share

(Title of Class of Securities)

Y6366T 112

(CUSIP Number)

Alan M. Stark, Esq.

411 N. New River Dr. E. #2201

Fort Lauderdale FL 33301

954-522-4110

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y6366T 112	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Leon G. Cooperman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,624,000
	8.	SHARED VOTING POWER 1,063,879
	9.	SOLE DISPOSITIVE POWER 2,624,000
	10.	SHARED DISPOSITIVE POWER 1,063,879

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,687,879
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.74%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. Y6366T 112	13D	Page 3 of 5 Pages

Item 1.      Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to the common shares, $0.01 par value per share (the “Issuer Common Shares”), of Nordic American Offshore Ltd., a company incorporated in the Republic of the Marshall Islands (the “Issuer”). The address of the principal executive office of the Issuer is c/o Scandic American Shipping LTD., Canon’s Court, 22 Victoria Street, Hamilton HM EX, Bermuda.

Item 2.      Identity and Background.

(a)     The name of the reporting person is Leon G. Cooperman (“Mr. Cooperman”).

(b)     The address of Mr. Cooperman is 11431 W. Palmetto Park Road, Boca Raton, FL 33428.

(c)     Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. (“Associates”), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of limited partnerships organized under the laws of Delaware known as Omega Capital Partners, L.P. (“Capital LP”), Omega Capital Investors, L.P. (“Investors LP”), and Omega Equity Investors, L.P. (“Equity LP”), and also the general partner of Omega Charitable Partnership L.P. (“Charitable LP”), an exempted limited partnership registered in the Cayman Islands. These entities are private investment firms engaged in the purchase and sale of securities for investment for their own accounts.

Mr. Cooperman is the President, CEO, and sole stockholder of Omega Advisors, Inc. (“Advisors”), a Delaware corporation, engaged in providing investment management services, and Mr. Cooperman is deemed to control said entity.

Advisors serves as the investment manager to Omega Overseas Partners, Ltd. (“Overseas”), a Cayman Island exempted company, with a registered address at c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands, British West Indies. Mr. Cooperman has investment discretion over Overseas’ portfolio investments and is deemed to control such investments.

Advisors serve as a discretionary investment advisor to a limited number of institutional clients (the “Managed Accounts”). As to the Issuer Common Shares owned by the Managed Accounts, there would be shared power to dispose or to direct the disposition of such Shares because the owners of the Managed Accounts may be deemed beneficial owners of such Issuer Common Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate the discretionary account within a period of 60 days.

Mr. Cooperman is the ultimate controlling person of Associates, Capital LP, Investors LP, Equity LP, Charitable LP, Overseas and Advisors. The principal business office of Associates, Capital LP, Investors LP, Equity LP, Overseas, Charitable LP and Advisors is 810 Seventh Avenue, 33rd floor, New York, New York 10019.

(d)     During the past five years Mr. Cooperman was not convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the past five years, Mr. Cooperman was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Mr. Cooperman is a citizen of the United States of America.

Item 3.      Source or Amount of Funds or Other Consideration.

Mr. Cooperman acquired the Issuer Common Shares he beneficially owns through open market purchases.  The source of funds for all purchases was working capital.

Item 4.      Purpose of Transaction.

Mr. Cooperman has acquired Issuer Common Shares for investment purposes. Mr. Cooperman intends from time to time to review his investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for Issuer Common Shares in particular, as well as other developments and other investment opportunities. Based upon such review, Mr. Cooperman may take such actions in the future as he deems appropriate in light of the circumstances existing from time to time, which may include further acquisitions of Issuer Common Shares or disposal of some or all of the Issuer Common Shares currently owned by Mr. Cooperman or otherwise acquired by Mr. Cooperman, either in the open market or in privately negotiated transactions.

Mr. Cooperman does not currently have any plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Mr. Cooperman reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider his position, change his purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing).

CUSIP No. Y6366T 112	13D	Page 4 of 5 Pages

Item 5.  Interest in Securities of the Issuer.

 (a)     Mr. Cooperman may be deemed the beneficial owner of 3,687,879 Issuer Common Shares, which constitutes approximately 15.74% of the total number of Issuer Common Shares outstanding. 1,024,000 Issuer Common Shares owned by Overseas; 1,063,879 Issuer Common Shares owned by Managed Accounts; and 1,600,000 Issuer Common Shares owned by Charitable LP.

(b)     Mr. Cooperman has sole voting power over 2,624,000 Issuer Common Shares beneficially owned by Overseas and owned by Charitable LP, and shared voting power over 1,603,879 Issuer Common Shares beneficially owned by the Managed Accounts.

(c)     The following table details the transactions effected by Mr. Cooperman in the past 60 days:

Date of Transaction	Type of Transaction	Number of Issuer Common Shares	Price per Issuer Common Share	How the Transaction was Effected
November 12, 2015	Sale	830,500	$6.25	Capital LP made a private sale to Nordic American Tankers Ltd
November 12, 2015	Sale	316,900	$6.25	Investors LP made a private sale to Nordic American Tankers Ltd
November 12, 2015	Sale	373,900	$6.25	Equity LP made a private sale to Nordic American Tankers Ltd

(d)     Not applicable.

(e)     Not applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of Mr. Cooperman, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Cooperman and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.      Material to Be Filed as Exhibits.

None.

CUSIP No. Y6366T 112	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEON G. COOPERMAN

/s/ Alan M. Stark Insert Name

Attorney-in-Fact Duly authorized under POA effective as of March 1, 2013 and filed on May 20, 2013 Insert Title

November 15, 2015 Insert Date